UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 THERMATRIX INC.
                                (Name of Issuer)

                  Common Stock Purchase Warrants, no par value
                         (Title of Class of Securities)

                                      [N/A]
                                 (CUSIP Number)


                                February 25, 1999
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /___/     Rule 13d-1(b)
         /_X_/     Rule 13d-1(c)
         /___/     Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [N/A]
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                         CHARLES E. DAVIDSON
    I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                           United States

    Number of Shares    5.      Sole Voting Power                              0
    Beneficially        --------------------------------------------------------
    Owned by Each       6.      Shared Voting Power                      450,000
    Reporting           --------------------------------------------------------
    Person With         7.      Sole Dispositive Power                         0
                        --------------------------------------------------------
                        8.      Shared Dispositive Power                 450,000
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Perso n        450,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                        [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row 9                         5.5%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                               IN
--------------------------------------------------------------------------------

CUSIP No. [N/A]
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.                            JOSEPH M. JACOBS
    I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                    (a) [ ]
    (See Instructions)                                                  (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                           United States
--------------------------------------------------------------------------------
    Number of Shares    5.      Sole Voting Power                              0
    Beneficially        --------------------------------------------------------
    Owned by Each       6.      Shared Voting Power                      450,000
    Reporting           --------------------------------------------------------
    Person With         7.      Sole Dispositive Power                         0
                        --------------------------------------------------------
                        8.      Shared Dispositive Power                 450,000
                        --------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person         450,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                        [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row 9                         5.5%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                               IN
--------------------------------------------------------------------------------

CUSIP No. [N/A]
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                           WEXFORD MANAGEMENT LLC
    I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                             Connecticut
--------------------------------------------------------------------------------
    Number of Shares    5.      Sole Voting Power                              0
    Beneficially        --------------------------------------------------------
    Owned by Each       6.      Shared Voting Power                      450,000
    Reporting           --------------------------------------------------------
    Person With         7.      Sole Dispositive Power                         0
                        --------------------------------------------------------
                        8.      Shared Dispositive Power                 450,000
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person         450,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                        [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row 9                         5.5%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                               CO
--------------------------------------------------------------------------------

Item 1.

     (a)  The name of the issuer is THERMATRIX INC. (the "Issuer").

     (b) The principal executive office of the Issuer is located at 2025 Gateway Place, Suite 132, San Jose, California 95110

Item 2.

     (a) This statement is being filed by (i) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (ii) Charles B. Davidson and (iii) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

     (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

     (c) Wexford Management, a Connecticut limited liability company, is a registered Investment Advisor.

          Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Management. Mr. Davidson is a controlling person or an investor in a number of private companies.

          Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Management. Mr. Jacobs is a controlling person or an investor in a number of private companies.

     (d) This class of securities to which this statement relates is a warrant (the "Warrant") to purchase shares of the common stock, $.001 par value per share, of the Issuer (the "Common Stock").

     (e)  The CUSIP number of the Warrant is [N/A].

Item 3.

If this statement is filed pursuant to rule 240.13d-  1(b), or  240.13d-2(b)  or
(c), check whether the person filing is a:

     (a) ___ Broker or dealer  registered under section 15 of the Act (15 U.S.C.
78o).

     (b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a- 8).

     (e) ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. /_X_/.

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     As a result of the acquisition interests in the Warrant, the Reporting Persons may be deemed to own beneficially the respective percentages and numbers of Warrants set forth below (on the basis of 7,712,735 shares of Common Stock issued and outstanding).

     Charles E. Davidson
     (a)   Amount beneficially owned: 450,000

     (b)   Percent of class: 5.5%

     (c) Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote:  0
         (ii)   Shared power to vote or to direct the vote: 450,000
         (iii)  Sole power to dispose or to direct the disposition of: 0
         (iv)   Shared power to dispose or to direct the disposition of: 450,000

     Joseph M. Jacobs
     (a)   Amount beneficially owned: 450,000

     (b)   Percent of class: 5.5%

     (c) Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote:  0
         (ii)   Shared power to vote or to direct the vote: 450,000
         (iii)  Sole power to dispose or to direct the disposition of: 0
         (iv)   Shared power to dispose or to direct the disposition of: 450,000

     Wexford Management LLC
     (a)   Amount beneficially owned: 450,000

     (b)   Percent of class: 5.5%

     (c) Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote:  0
         (ii)   Shared power to vote or to direct the vote: 450,000
         (iii)  Sole power to dispose or to direct the disposition of: 0
         (iv)   Shared power to dispose or to direct the disposition of: 450,000

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the interests in the Warrant of which Wexford Management possesses beneficial ownership.

     Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the interests in the Warrant Wexford Management beneficially owns.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8.    Identification and Classification of Members of the group

     Not applicable.

Item 9.    Notice of Dissolution of Group

     Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:     May 26, 1999

                                            WEXFORD MANAGEMENT LLC


                                            By:   /s/ Arthur H. Amron
                                                  -------------------
                                                  Name: Arthur H. Amron
                                                  Title:   Senior Vice President


                                            /s/ Charles E. Davidson
                                            -----------------------
                                            CHARLES E. DAVIDSON


                                            /s/ Joseph M. Jacobs
                                            --------------------
                                            JOSEPH M. JACOBS